Exhibit 18.1

March 16, 2017

Board of Directors
TimkenSteel Corporation
1835 Dueber Ave. SW
Canton, Ohio 44706

Ladies and Gentlemen:

Note 1 of the Notes to Consolidated Financial Statements of The TimkenSteel Company and Subsidiaries (the Company) included in its Annual Report on Form 10-K for the year ended December 31, 2016, describes voluntary changes in the Company’s methods of accounting for actuarial gains and losses and the calculation of expected returns on plan assets for all of its pension and other postretirement benefit (OPEB) plans. The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in stockholders’ equity in the period incurred and amortizes them as a component of net periodic benefit cost in future periods subject to a corridor to a method that recognizes actuarial gains and losses in the income statement in the period incurred. The change in method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets that smooths changes in the fair value of plan assets to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a “preferable” method of accounting for actuarial gains and losses or of calculating expected returns on plan assets based on the particular circumstances; however, we conclude that such changes in methods of accounting are to acceptable alternative methods which, based on your business judgment to make these changes and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
Cleveland, Ohio